SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: March 17, 2006

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 495 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On March 07 and March 10, 2006, OJSC Rostelecom (the "Company"), filed "Reports on Material Information" (the "Material Info Report") with the Russian Federal Service for the Finance Markets ("FSFM") as required by the Russian Federation's securities legislation.

The requirements for the contents of the Material Info Report and criteria for the information to be disclosed in the Material Info Report are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FSFM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Material Info Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Material Info Report, contact Olga V. Mokhoreva, Corporate Secretary, by phone at +7 495 973 9940, by facsimile at +7 495 787 2850 or by e-mail at mokhoreva@rt.ru .

A copy of the Material Info Reports are attached hereto as Exhibit 99-1 and Exhibit 99-2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2006	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibits have been disclosed as part of this Form 6-K:

Exhibit Number	Description
99-1.	English translation of the Material Info Report filed to FSFM on March 07, 2006.
99-2.	English translation of the Material Info Report filed to FSFM on March 10, 2006.

Exhibit 99-1

REPORT ON MATERIAL INFORMATION
"APPROVAL OF THE REGISTRAR OF ROSTELECOM AND TERMS OF CONTRACT WITH THE REGISTRAR"

1.	General Information.
1.1.	Issuer's full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.
1.2.	Issuer's short proprietary name: OJSC Rostelecom.
1.3.	Location: 127091, Moscow, Delegatskaya st., 5
1.4.	State Registration Number (OGRN): 1027700198767
1.5.	Taxpayer's Identification Number (TIN): 7707049388
1.6.	Issuer's unique code assigned by registration authority: 00124-A
1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/icenter/en
1.8.	Periodical print used by the Issuer to disclose information on material facts: newspaper "Newspaper", "Supplement to FSFM's bulletin".
2.	Material Information.
2.1.	The date of the absentee voting of the Board of Directors when the decision has been taken: February 14, 2006
2.2.	The date and the number of the minutes of the absentee voting of the Board of Directors when the decision has been taken: February 14, 2006, number 14.
2.3.	The decision's wording: "To approve as the Company's registrar - Open Joint Stock Company "United Registration Company", which has been reorganized in the form of merger with CJSC "Registrar-Svyaz" and has assigned all rights and obligations derived from the contract No. 408-2.8 dated June 22, 1999 between OJSC "Rostelecom" and CJSC "Registrar-Svayz"."
3.	Signature.
3.1.	Deputy General Director - Finance Director /signed/ Andrey A. Gaiduk
3.2.	Date: March 07, 2006.

Exhibit 99-2

REPORT ON MATERIAL INFORMATION
"CHANGES IN LIST OF ENTITIES IN WHICH ISSUER HOLDS INTEREST"

1.	General Information.
1.1.	Issuer's full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.
1.2.	Issuer's short proprietary name: OJSC Rostelecom.
1.3.	Location: 127091, Moscow, Delegatskaya st., 5
1.4.	State Registration Number (OGRN): 1027700198767
1.5.	Taxpayer's Identification Number (TIN): 7707049388
1.6.	Issuer's unique code assigned by registration authority: 00124-A
1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/icenter/en
1.8.	Periodical print used by the Issuer to disclose information on material facts: newspaper "Newspaper", "Supplement to FSFM's bulletin".
2.	Material Information.
2.1.	Full proprietary name and location of the entity in which interest of the issuer has been changed: Limited Liability Company RTC-Sibir.
Location: 660100, Russian Federation, Krasnoyarsk, Karl Marx st., 246.
2.2.	Issuer's interest in equity of the entity mentioned above before the change: 90%.
2.3.	Issuer's interest in equity of the entity mentioned above after the change: 0%.
2.4.	Date of change of issuer's interest in equity of the entity mentioned above: March 09, 2006.
3.	Signature.
3.1.	Deputy General Director - Finance Director /signed/ Andrey A. Gaiduk
3.2.	Date: March 10, 2006.

For further details please contact

Rostelecom Corporate Department
Tel.: +7 495 973 9940
Fax: +7 495 787 2850
E-mail: RTKM@rostelecom.ru